UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO 240.13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2 )*

ROBERTSON GLOBAL HEALTH SOLUTIONS CORPORATION

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

770609 10 5

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]    Rule 13d-1(b)

[X]    Rule 13d-1(c)

[   ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 770609 10 5	13G	PAGE 2 OF 6 PAGES

1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) JAMES A. BARNES
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3. SEC USE ONLY
4. CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
Number of Shares Beneficially Owned by Each Reporting Person With:	5. SOLE VOTING POWER 60,000 [1]
6. SHARED VOTING POWER 985,900 [2]
7. SOLE DISPOSITIVE POWER 60,000
8. SHARED DISPOSITIVE POWER 985,900
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,045,900 SHARES OF COMMON STOCK
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3% [3]
12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

___________

1 Consists of stock options exercisable within 60 days.

2 Includes (i) 205,750 shares of common stock and warrants exercisable for 125,000 shares of common stock held by a family trust of which Mr. Barnes is a Trustee (ii) 554,650 shares of common stock and warrants exercisable for 75,000 shares of common stock held by the Sunrise Management, Inc. Profit Sharing Plan of which Mr. Barnes is a Trustee, and (iii) 25,500 shares of common stock held by Sunrise Capital, Inc. of which Mr. Barnes is an officer and director.

3 Percentage computed based on shares reported to reporting person by Issuer as of December 31, 2013.

CUSIP NO. 770609 10 5	13G	PAGE 3 OF 6 PAGES

1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TAKAKO BARNES
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3. SEC USE ONLY
4. CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN
Number of Shares Beneficially Owned by Each Reporting Person With:	5. SOLE VOTING POWER -0-
6. SHARED VOTING POWER 985,900 [4]
7. SOLE DISPOSITIVE POWER -0-
8. SHARED DISPOSITIVE POWER 985,900
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 985,900 SHARES OF COMMON STOCK
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

___________

4 Includes (i) 205,750 shares of common stock and warrants exercisable for 125,000 shares of common stock held by a family trust of which Ms. Barnes is a Trustee (ii) 554,650 shares of common stock and warrants exercisable for 75,000 shares of common stock held by the Sunrise Management, Inc. Profit Sharing Plan of which Ms. Barnes is a Trustee, and (iii) 25,500 shares of common stock held by Sunrise Capital, Inc. of which Ms. Barnes is an officer and director.

CUSIP NO. 770609 10 5	13G	PAGE 4 OF 6 PAGES

ITEM 1(a). NAME OF ISSUER:

Robertson Global Health Solutions Corporation

ITEM 1(b.) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

3555 Pierce Rd.

Saginaw, Michigan 48604

ITEM 2(a). NAME OF PERSONS FILING:

(a) JAMES A. BARNES AND (b) TAKAKO BARNES

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

8617 CANYON VIEW DRIVE

LAS VEGAS, NEVADA 89117

ITEM 2(c). CITIZENSHIP:

(a) United States (b) Japan

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e). CUSIP NUMBER:

770609 10 5

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ]	Broker or dealer registered under Section 15 of the Exchange Act;

(b) [ ]	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) [ ]	Investment company registered under Section 8 of the Investment Company Act;

(e) [ ]	An investment adviser in accordance with Rule 13d-1(b)(ii)(E);

(f) [ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

(h) [ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

CUSIP NO. 770609 10 5	13G	PAGE 5 OF 6 PAGES

(j) [ ]	A non-U.S. institution in accordance with Rule 13d1(b)(1)(ii)(J);

(k) [ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d1(b)(1)(ii)(J), please specify the type of institution:____

ITEM 4.   OWNERSHIP

See Items 5 through 9 and 11 on the cover page for the respective filer.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [   ]

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.   IDENTIFICATION  AND  CLASSIFICATION  OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See statement below (in lieu of separate exhibit).

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.   CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 770609 10 5	13G	PAGE 6 OF 6 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2014

/s/ JAMES A. BARNES

James A. Barnes

/s/ TAKAKO BARNES

Takako Barnes

The undersigned parties hereby agree that the Schedule 13G filed herewith (and any amendments thereto) relating to the Common Stock of Robertson Global Health Solutions Corporation is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Act of 1934, as amended. The undersigned acknowledge their respective responsibilities as set forth in Rule 13d-1(k)(1) promulgated under the Exchange Act.

February 10, 2014

/s/ JAMES A. BARNES

     James A. Barnes

February 10, 2014

/s/ TAKAKO BARNES

     Takako Barnes

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations(See 18.U.S.C.)